August 23, 2006
VIA FACSIMILE AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mary K. Fraser

Re:	First Mercury Financial Corporation Amendment No. 2 to Form S-1 Registration Statement File No. 333-134573
Ladies and Gentlemen:
On behalf of our client, First Mercury Financial Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated August 2, 2006, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 2 to its Registration Statement on Form S-1 referenced above to address the Staff’s comments.
Summary — page 1
     Comment 1. We note your response to comment 4. However, a number of insurance terms remain in the summary and the meaning of a number of them is not clear. For example, in the next to last paragraph on page 1 you use the terms “produces” and “underwrites” and refer to CoverX as a “licensed wholesale broker.” Please explain what a “wholesale broker” is. Also, please clearly explain what the difference is between “producing” insurance policies and “underwriting” them and more clearly explain what “fronting arrangements” are. Make similar changes where necessary throughout the prospectus.
     Response. The Company has revised the Summary and other relevant sections of the Registration Statement to explain the terms “produces,” “underwriting,” “wholesale broker” and “fronting arrangements.”

August 23, 2006

     Comment 2. Please refer to the discussion of your combined ratio in the second paragraph under “Overview” on page 1. We note your combined ratio appears to be considerably lower than that of most property and casualty insurance companies. Please identify and briefly discuss the underlying factors in your current and recent business operations that have contributed to the lowness of this ratio. Also indicate whether you anticipate that this ratio is likely to go up or stay the same in the future, and explain why.
     Response. The Company has added additional disclosure in the Registration Statement regarding how the Company’s flexibility in setting rates and revising insurance policy forms may benefit its combined ratio. As an excess and surplus insurance provider, the Company’s combined ratio may be lower than other standard property and casualty insurance companies because excess and surplus providers can set and adjust premium rates to more accurately reflect the risk being insured whereas standard property and casualty insurance companies have less flexibility to change rates and insurance forms without undergoing extensive regulatory processes. The Company is not in a position to make opinions regarding other insurance companies’ combined ratios in the Registration Statement. The Company does not have sufficient information to make a projection in its Registration Statement as to whether its combined ratio is likely to go up or stay the same in the future and does not believe that such a projection is an appropriate disclosure in the Registration Statement.
     Comment 3. We note your response to comment 6. The disclosure in your summary should focus on revenues and premiums written, as opposed to “premiums produced.” To the extent you discuss “premiums produced” to explain the changes in premiums written from one period to the next, the disclosure should focus on the changes in your business operations and highlight the shift in focus from a broker concentrating on underwriting business for third parties to an insurance company underwriting its own business. As currently written, your discussion of “premiums produced” appears to depict a measure of performance that is different from that presented in the financial statements as calculated in accordance with GAAP. Therefore, the current presentation is inappropriate.
     Response. While the Company believes that the term “premiums produced” is an important operational measure that needs to be disclosed for an investor to understand the Company’s business and business trends in the last three years, the Company has removed this term from the Summary section of the Registration Statement as you have requested.
     Comment 4. In your response to comment 6 you indicate that, without the explanation of premiums produced in the prospectus, an investor might assume that you realized extraordinary growth in your business because your direct written premiums increased from $1.1 million in 2003 to $168.2 million in 2005. We think that a direct explanation of the changes you made in the conduct of your business during this time period, and not a discussion of “premiums produced” will make this clear to investors. Please revise the disclosure accordingly.

August 23, 2006

     Response. The Company has revised the Summary in response to your comment and has deleted the term “premiums produced” in the Summary. As we discussed with the Staff of the SEC by telephone, the discussion of premiums produced will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the Registration Statement.
     Comment 5. We have also considered your response to comment 7. We do not believe you have adequately explained what information you intend to convey to an investor by means of the “cumulative loss and allocated adjustment expense ratio,” or how an investor should use this information to analyze your business. You say that you believe this calculation is “useful” in providing information on long term underwriting performance. However, you have not explained how this information should be used and you have not provided historical information for comparison, or explained how the changes in the way you conduct your business have impacted this ratio, which is what one would expect if the purpose is to evaluate long term performance. Also, without a comparison of your results with those of your competitors, it is unclear what significance the results of your calculations have. Please delete the discussion of this ratio from the summary. The discussion in the body of the prospectus should be expanded to address the issues we raise in this comment, or deleted if you are unable to provide this information.
     Response. The Company has more accurately described the loss and allocated loss adjustment expense ratio presented as being the weighted average of the annual loss and allocated adjustment expense ratios over the periods presented. Because the Company believes that this weighted average loss ratio is a useful metric for investors, the Company has kept these ratios in the Summary. The Company believes that the comparison of the three year weighted average with the longer and more historical weighted average is important for an investor’s understanding of how the loss ratio can differ between long-term and short-term periods (the three year weighted average is over ten percentage points less than the longer term weighted average disclosed).
The Company — page 24
     Comment 6. In the last paragraph of page 24, explain what a “developing hard market” is.
     Response. The Company has revised the identified disclosure to explain that a developing hard market is an insurance market in which premium rates are increasing and underwriting capacity is decreasing.
Unaudited Pro Forma Consolidated Statements of Income — page 31
     Comment 7. Refer to your response to comment 22. Please remove the adjustment related to additional interest earned or tell us why its inclusion as a pro forma adjustment

August 23, 2006

is considered appropriate. Please refer to Leslie A. Overton’s speech at the twenty-fourth annual national conference on current SEC developments on December 10-11, 1996.
     Response. The Company has amended the Registration Statement to remove the pro forma adjustment for additional interest earned from the Unaudited Pro Forma Consolidated Statements of Income.
Management’s Discussion and Analysis of Financial Condition and Results of Operations — page 40
Overview — page 40
Premiums Produced — page 42
     Comment 8. Refer to your response to comment 25 and comment 6. We believe showing a reconciliation of the premiums produced to direct premiums written, as disclosed on page 43, give this operating measure a bias of being a measure of a single revenue stream, when in fact it is a source of multiple revenue streams. As such, please remove this reconciliation from the filing. Although we object under your current disclosure of presenting this reconciliation as a performance indicator of a single revenue stream, we encourage you to disclose the amount of premiums billed by CoverX on insurance policies it underwrites and issued on behalf of FMIC and other third party insurers in a context that improves the transparency of your disclosure.
     Response. As we discussed with the Staff of the SEC, the Company has removed the reconciliation of premiums produced to direct written premiums. The Company has also more fully described the term “premiums produced” to improve an investor’s understanding of this operational measure.
Critical Accounting Policies
Loss and Loss Adjustment Expense Reserves — page 43
     Comment 9. We have read the disclosures included in your filing in response to our comment 26. On page 48 above the table you state that the table includes net ultimate loss and loss adjustment expense amounts by accident year from your statutory filing. Please clarify in the filing if those amounts represent the net ultimate loss and loss adjustment expense by accident year that are included in the loss and loss adjustment expense reserves under US GAAP. If not, please include the US GAAP reserves by accident year.
     Response. The net ultimate loss and loss adjustment expense amounts by accident year from the Company’s statutory filings for its insurance subsidiaries are equal to the net ultimate loss and loss adjustment expense amounts by accident year included in the Company’s U.S. GAAP loss and loss adjustment expense reserve estimates at December 31, 2005. We have

August 23, 2006

added clarifying language to the appropriate paragraph of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement as requested.
Business — page 79
     Comment 10. We have considered the supporting documentation you supplied in response to comment 37. We note that your disclosure includes compounded annual rates for various items, but the supporting data contains annual rates of change, not compounded annual rates. Please revise your disclosure to delete the compounded rates and replace them with the annual rates included in your supporting data. In the alternative, you may simply delete the compounded rate information.
     Response. As requested, the Company has deleted the compounded rates and has replaced them with actual rate increases over the three-year period presented.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Investments — page F-18
     Comment 11. Refer to your response to comment 48. The accounting for asset and mortgage backed securities must typically comply with the guidance of SFAS 91, SFAS 114, EITF 99-20. Please explain to us your consideration of the applicable accounting pronouncements in determining your accounting policies related to these securities. For example, it is uncertain how you consider anticipated prepayments. Please refer to paragraph 19 of SFAS 91 and update your filing as appropriate.
     Response. The Company follows the prospective method for the amortization of asset and mortgage-backed securities. The yield calculation for each security is based upon the security’s most current information. As prepayment rates vary, the book value of the security changes to reflect the most current prepayment rate over the previous month end. This method follows the guidance in paragraph 19 of SFAS 91 for the treatment of anticipated prepayments. The Company includes anticipated prepayments in the yield calculation as the anticipated prepayments are considered probable and the timing and the amount of the prepayments can be reasonably estimated. When differences arise between anticipated prepayments and actual prepayments, the Company recalculates the effective yield to reflect actual payments to date and anticipated future payments on a monthly basis. The Company has revised its disclosure in the Registration Statement to reflect the consideration of anticipated prepayments.

August 23, 2006

Segment Information — page F-22
     Comment 12. Refer to your response to comment 46. It appears that throughout your filing you make a distinction between your security class of business and other specialty classes. As such it would appear that these are different types of products that should be disclosed separately pursuant to paragraph 37 of SFAS 131. Please revise your filing to include this disclosure.
     Response. The Company considers the general liability risks that it underwrites for security and other specialty classes to be similar in nature. The risks the Company insures in specialty classes are typically contractor exposure with the same fundamental exposure characteristics as security classes. The Company provides a consistent product offering to both classes that provides general liability insurance to protect the assets of its insureds against third party claims alleging injury or damages. The Company provides coverage to both classes with the same set of customized policy forms and exclusions. The policy limits that are offered and target policy size for both classes are similar. Both classes have the same claims handling and jurisdictional issues and the Company provides coverage to both classes on a nationwide basis.
      The Company has made a distinction between its security classes and other specialty classes in various discussions throughout the Registration Statement. The Company has distinguished these classes because of the difference in the period of time it has underwritten risks within these classes, not because it considers these to be different products. The Company has written general liability insurance in the security industry for 33 years. In contrast, the Company has written general liability insurance for other specialty classes for only six years. The Company believes combining these classes would potentially mislead investors by mixing the longer-term results of its security classes with the relatively short-term results it has experienced in other specialty classes.
     For example, the Company’s loss and loss adjustment expense ratio (“loss ratio”) for each class is disclosed in the Registration Statement. For the three-year period disclosed, these ratios are comparable. However, the Company’s loss ratio, on a weighted average basis, has been 63% for security classes over the past 19 years while the loss ratio, on a weighted average basis, has been 48% for the last six years for other specialty classes. Combining the loss ratios for these classes would be misleading by skewing the ratio toward the Company’s relatively new other specialty classes. Accordingly, the Company has separated these classes to provide balanced disclosure.
     In addition, the Company has included in the Risk Factors section on page 14 a risk factor stating “The lack of long-term operating history and proprietary data on claims results for the relatively new specialty classes may cause the Company’s future results to be less predictable.” Within this risk factor the Company states “...the Company has a more limited operating and financial history available for its other specialty classes when compared to its data for security classes.”

August 23, 2006

     As a result, the Company believes the security and other specialty classes are similar products and do not require separate disclosure in accordance with paragraph 37 of SFAS 131.
Note 2. Mergers and Acquisitions — page F-23
     Comment 13. Refer to your response to comment 49, in particular your analysis of section 1.b. of EITF 88-16. It appears that the leveraged buy-out was consummated in principle on August 17, 2005, but the filing of your initial public offering was on May 30, 2006, which is less than one year from the date of consummation. We also refer to the definition of a public entity in SFAS 123(R), which states that a public entity is an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in the public market. Since you have filed your initial public offering on May 30, 2006, which is less than one year since the consummation of the leveraged buy-out, it would appear that change in control was temporary. Please advise us as to why you believe you meet the requirements of section 1.b. given the above facts, and in your response please tell us how much of the company Glencoe will own upon the completion of the initial public offering.
     Response. The Company has evaluated your comment and continues to believe that it meets the requirements of EITF 88-16 section 1.b. The Company considered the following factors in support of its conclusion that the change of control was not temporary:
•	The filing of the Company’s registration statement on Form S-1 on May 30, 2006, caused the Company to meet the definition of a public company in FASB Statement No. 123(R), but did not result in a change of control as Glencoe still has voting control and Board of Director control of Holdings.

•	The Company believes there is a significant difference between filing a registration statement and consummating an initial public offering (“IPO”). Filing the registration statement puts the Company in a position to move forward with an IPO if market conditions are right, but does not affect Glencoe’s control. Glencoe remains in control of the Company and has ultimate decision power to determine whether market conditions are optimal before deciding to proceed. If Glencoe initially decides to proceed with an IPO and subsequently finds the market clearing price is lower than it believes is equitable, Glencoe has control to abort the offering.

•	Even if Glencoe elects to proceed, there is no assurance an IPO will be successful.

•	The criterion in section 1.b. evaluates a change in control within a short period of time (for example, one year) from the date the transaction is consummated. In this case, even if Glencoe decides to move forward with an IPO immediately upon effectiveness of the registration statement, any change of control would occur after August 17, 2006.

August 23, 2006

Therefore, under any circumstance Glencoe will retain control for more than one year from the leveraged buy-out date of August 17, 2005.

•	At the date the leveraged buy-out was consummated, there were no plans or intentions for a change of control to occur within one year.

Based on the factors described above, the Company believes that it has met the requirement in EITF 88-16 section 1.b. specific to no change of control occurring within one year from the leveraged buy-out date. In addition, no other indicators exist that would point to Glencoe’s control being temporary:

•	At the date the leveraged buy-out was consummated and subsequent to consummation, there were no agreements in place that would require Glencoe to sell any of its preferred shares or otherwise relinquish control.

•	Control does not revert in any case to the former shareholders.

•	There were and are no contractual or other agreements that limit Glencoe’s voting or Board of Director control or that would allow for such control to revert to the former shareholders, other shareholders or management.

•	There is no economic compulsion to consummate an IPO. The Company has an adequate capital position and there is no debt or other non-operating obligations due in the near term that require proceeds from an IPO. The $65 million of acquisition debt is payable in interest-only installments until maturity in August 2012. The Company’s other outstanding debt ($21 million) is payable in interest-only installments until maturity in 2034. Glencoe and the Company can be patient and wait for favorable market conditions.
Based on these considerations, the Company believes that it meets the requirements of EITF 88-16 section 1.b.
The extent of Glencoe’s ownership of the Company following successful completion of an IPO has not yet been determined and cannot be reasonably estimated at this time.
     Please do not hesitate to contact the undersigned at (312) 984-3624 if you have further questions or comments.

August 23, 2006

Sincerely,
/s/ Heidi J. Steele
Heidi J. Steele
Enclosures

Cc:	Richard Smith Louis Manetti, Glencoe Capital Edward Best, Mayer Brown Rowe & Maw